Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 000-31581

[Avanex logo]	[Oplink logo]

Dear Stockholder,

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on August 15, 2002, regarding the proposed merger of Avanex and Oplink Communications, and according to our records, your vote has not been received.

Your shares can not be voted unless you give your specific instructions and sign, date, and return your proxy card.

The boards of directors of both companies unanimously recommend that stockholders vote “FOR” the proposed merger.

Your vote is extremely important. Please vote today, using the enclosed proxy card and return envelope.

Sincerely,

/s/ PAUL ENGLE	/s/ FREDERICK FROMM
Paul Engle President and Chief Executive Officer Avanex Corporation	Frederick Fromm President and Chief Executive Officer Oplink Communications, Inc.